82-3322

RECEIVED
2004 NOV 15 P 4:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ADITYA BIRLA GROUP

28th October, 2004

SUPPL

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

04046271

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter / half year ended 30th September, 2004, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

Ashok Malu
Company Secretary

encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release **Mumbai, October 28, 2004**

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT OVERALL PERFORMANCE

Q2FY05 - Profit after Tax up by 23%
H1FY05 - Profit after Tax up by 43%

(Rs. Crores)

	Q2FY05	Q2FY04	% Change	H1FY05	H1FY04	% Change	FY 2004 (Audited)
Net Turnover	**1,528.2**	**1,184.7**	**29.0%**	**3,045.2**	**2,348.1**	**29.7%**	**5,233.3**
PBIDT	**424.5**	**335.8**	**26.4%**	**870.9**	**622.4**	**39.9%**	**1,475.3**
Interest	36.7	40.3	(-) 9.0%	69.6	79.4	(-)12.3%	153.9
Gross Profit	**387.8**	**295.5**	**31.3%**	**801.3**	**543.0**	**47.6%**	**1,321.4**
Depreciation	70.6	68.4	3.2%	140.4	135.4	3.7%	273.0
Profit before Taxes and Exceptional Items	**317.2**	**227.1**	**39.7%**	**660.9**	**407.6**	**62.2%**	**1,048.4**
Total Tax Expenses	102.5	53.0	93.4%	227.0	103.0	120.4%	298.0
Profit after Taxes (before Exceptional Items)	**214.7**	**174.1**	**23.3%**	**433.9**	**304.6**	**42.5%**	**750.4**

Grasim, the flagship Company of the Aditya Birla Group, has posted commendable performance for the quarter ended 30th September 2004. The Company has recorded a significant increase on all the three major parameters – Turnover, Gross Profit and Net Profit. Turnover at Rs.1528 crores was higher by 29% over the corresponding quarter. Gross Profit rose 31% at Rs.388 crores. Net Profit after total tax expenses was up 23% at Rs.215 crores, despite tax expenses almost doubling from the corresponding quarter's level.

The Company's performance during the half-year ended 30th September, 2004 too has been outstanding. While Turnover was higher by 30% at Rs.3045 crores, Net Profit after total tax expenses rose significantly by 43% at Rs.434 crores.

The Company has attained an all round growth, with higher production, sales volumes and realizations in all of its major businesses.

Highlights of Grasim's operations:

		Q2FY05	Q2FY04	% Change	FY 2004
Production -					
Viscose Staple Fibre	M.T.	61,378	59,225	4%	221,005
Cement	Mn. M.T.	3.04	2.82	8%	11.85
White Cement	M.T.	69,506	68,947	1%	310,578
Sponge Iron	M.T.	202,976	143,146	42%	687,272
Caustic Soda	M.T.	38,765	42,481	-9%	157,541
Sales Volumes -					
Viscose Staple Fibre	M.T.	60,517	53,297	14%	229,110
Cement	Mn. M.T.	3.04	2.88	5%	11.96
White Cement	M.T.	69,049	72,684	-5%	314,819
Sponge Iron	M.T.	189,959	143,677	32%	676,921
Caustic Soda	M.T.	38,651	41,030	-6%	156,967
Net Realisation -					
Viscose Staple Fibre	Rs./M.T.	79,585	71,613	11%	72,269
Cement	Rs./M.T.	1,865	1,594	17%	1,712
White Cement	Rs./M.T.	5,594	5,232	7%	5,215
Sponge Iron	Rs./M.T.	11,763	8,292	42%	9,188
Caustic Soda (ECU)	Rs./M.T.	17,979	16,343	10%	16,338

VSF Business

The VSF business put up an excellent performance during the quarter on all fronts. Sales volumes and Production are up by 14% at 60,517 tons and by 4% at 61,378 tons respectively over the corresponding quarter of the last financial year. Realisation rose by 11% at Rs.79,585 per ton, in line with the international trend. That VSF has recorded such an impressive performance, despite the steep increase in major input costs viz. Pulp & Caustic Soda, is indeed laudable.

The Company continues to aggressively grow the VSF business through expanding the capacity for its value added products, which have since been launched and application development.

The division has planned a Capex of Rs.543 crores over the next 2 years towards modernisation, de-bottlenecking and capacity expansion. This will result in an additional capacity of 54,750 tpa by the end of FY2006. It will serve to meet the expected demand growth.

Cement Business

The Cement business has put up an impressive performance. Production at 3.04 Mn. Ton is up by 8% over the corresponding period of the last year. Sales volumes are higher by 5%. Realisation for the quarter grew by 17%, leading to higher operating profits even after the steep rise in power and fuel cost.

The capital outlay currently on hand is in the region of Rs.589 crores to be spent over FY05 and FY06. This involves the setting up of captive Thermal Power Plants at Vikram Cement, Jawad (50 MW) and an additional turbine at Rajashree Cement, Malkhed (20 MW) along with the implementation of ongoing modernization and capacity expansion through de-bottlenecking. Grasim's cement capacity will move up to 13.7 million tonnes by end–FY 2005. The power plants will be operational in the 3rd quarter of FY 2007.

The renewed focus of the Government on the infrastructure and housing sectors augurs well for the Cement Sector

Sponge Iron Business

The Sponge Iron business results have been superb. Production and Turnover at 202,976 tons and 189,959 tons are up by 42% and 32% respectively, over the corresponding quarter. Realisations surged by 42% to Rs.11,763 per MT, on the back of firm global scrap prices and strong domestic demand. But for the increased input cost due to increased prices / higher usage of naptha, propane, indigenous pellets and iron ore, the performance of the business would have been even better.

The outlook for the Sponge Iron Business remains positive. While natural gas availability is expected to improve by mid-2005, it's pricing still remains a concern.

Chemical Business

The Chemical Business has sustained its performance. Capacity utilization was down at 81% as against 89% during the corresponding quarter of the last financial year, mainly due to breakdown of captive power plant for a short period. Production was down by 9% YoY and Sales volumes by 6%. The ECU realization was higher by 10% over the corresponding quarter setting off losses due to lower sales volumes.

The division's focus on optimizing resource utilization and reducing costs through R&D and development of ancillary and value added products should translate into enhanced growth and profitability in the foreseeable future.

Outlook

Given its expanded capacities, leadership status in its key business segments, strategic thrust and prudent financial management, Grasim looks forward to significant growth in the times to come.

-o-O-o-

GRASIM

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED ON 30th SEPTEMBER 2004

Rs in Crores

	Three Months Ended 30th September 2004	Three Months Ended 30th September 2003	Six Months Ended 30th September 2004	Six Months Ended 30th September 2003	Year Ended 31st March 2004 (Audited)
Net Sales / Income from Operations	**1,528.15**	**1,184.65**	**3,045.23**	**2,348.07**	**5,233.27**
Other Income	27.58	66.54	43.84	87.60	180.34
Total Expenditure					
- Decrease / (Increase) in Stock	(26.16)	(24.74)	(22.50)	11.29	24.31
- Raw Material Consumed	457.05	322.82	880.41	596.87	1,372.49
- Purchases of Finished Goods	12.83	14.35	22.52	26.87	50.47
- Payment to & Provision for Employees	91.27	86.41	180.79	169.63	358.90
- Power & Fuel	262.87	220.74	502.35	422.44	889.01
- Freight , Handling & Other expenses	140.26	120.91	280.04	246.86	526.11
- Other Expenditure	193.07	174.91	374.56	339.34	717.01
Total Expenditure	**1,131.19**	**915.40**	**2,218.17**	**1,813.30**	**3,938.30**
Interest	36.70	40.31	69.59	79.39	153.88
Gross Profit	**387.84**	**295.48**	**801.31**	**542.98**	**1,321.43**
Depreciation	70.61	68.39	140.41	135.40	273.06
Profit before Exceptional Items and Tax	**317.23**	**227.09**	**660.90**	**407.58**	**1,048.37**
Profit on Sale of Long Term Investments	5.21	28.89	5.21	28.89	28.89
Profit before Tax Expense	**322.44**	**255.98**	**666.11**	**436.47**	**1,077.26**
Provision for Current Tax	(99.00)	(51.00)	(209.00)	(99.00)	(291.00)
Provision for Deferred Tax	(3.50)	(2.00)	(18.00)	(4.00)	(7.00)
Net Profit	**219.94**	**202.98**	**439.11**	**333.47**	**779.26**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*3,513.83*
Basic & Diluted EPS for the period (Rupees)	**23.99**	**22.14**	**47.89**	**36.37**	**84.99**

Aggregate of Non-Promoter Shareholding			
- Number of Shares	**71562947**	**72954098**	**71560826**
- Percentage of Shareholding	**78.06%**	**79.58%**	**78.06%**

Notes:

1. The Hon'ble High Court of Mumbai approved a composite Scheme of Arrangement u/s 391 - 394 of the Companies Act, 1956 between Larsen & Toubro Limited ("L&T") and UltraTech CemCo Limited, now UltraTech Cement Limited, ("UltraTech") with the Company (as a shareholder of L&T) and L&T Employees Welfare Foundation (the "Trust") as confirming parties. In terms of the said composite Scheme of Arrangement, during the quarter, in July 2004, the Company has -

   (a) Acquired 30% equity (373.19 Lac shares) of UltraTech, through an open offer, for a consideration of Rs. 1278.57 Crs.

   (b) Acquired 4.5% equity (55.98 Lac shares) of UltraTech from L&T for a consideration of Rs. 191.78 Crs. Further, a wholly owned subsidiary of the Company has also acquired 4% equity (49.76 Lac shares) of UltraTech from L&T for a consideration of Rs. 170.48 Crs.

   (c) Sold it's holding of 184.71 Lac shares of L&T (post-demerger) to the Trust for a consideration of Rs.443.31 Crs.

   UltraTech has become a subsidiary of the Company.

   The Company has earlier paid a sum of Rs. 988.71 Crs. for acquisition of 369.42 Lac shares of L&T (pre-demerger).

   As the above transactions are part of a composite scheme of arrangement of the Company's shareholding in L&T and its consequent shareholding with management control in UltraTech, the net cash outflow of Rs. 2015.83 Crs. towards acquisition of total holding of 576.94 Lac shares of UltraTech has been accounted for as cost of acquisition of the said shares.

Cont. on Page 2

Cont. from Page 1

2. Segments Reporting:

Rs. in Crores

	Three Months Ended 30th September 2004	Three Months Ended 30th September 2003	Six Months Ended 30th September 2004	Six Months Ended 30th September 2003	Year Ended 31st March 2004 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	510.36	405.74	1,005.78	785.17	1,765.50
b Cement	665.22	544.68	1,347.55	1,118.38	2,419.91
c Sponge Iron	227.51	122.87	477.46	249.29	638.92
d Chemicals	81.36	78.16	153.83	131.69	295.37
e Textiles	77.68	66.86	130.10	118.90	241.95
f Others	-	-	-	0.01	0.03
TOTAL	1,562.13	1,218.31	3,114.72	2,403.44	5,361.68
(Less) : Inter Segment Revenue	(33.98)	(33.66)	(69.49)	(55.37)	(128.41)
Net Sales / Income from Operations	**1,528.15**	**1,184.65**	**3,045.23**	**2,348.07**	**5,233.27**
2. SEGMENT RESULTS					
a Fibre & Pulp	164.45	137.86	298.51	232.90	520.36
b Cement	93.83	35.11	221.49	103.53	295.66
c Sponge Iron	65.10	32.01	167.97	71.63	219.21
d Chemicals	16.81	16.17	24.38	22.85	58.37
e Textiles	1.75	0.27	0.67	(0.67)	(0.23)
f Others	(0.28)	(0.13)	(0.29)	(0.14)	(0.76)
TOTAL	341.66	221.29	712.73	430.10	1,092.61
Add / (Less) :					
Interest	**(36.70)**	**(40.31)**	**(69.59)**	**(79.39)**	**(153.88)**
Net Unallocable Income / (Expenditure)	12.27	46.11	17.76	56.87	109.64
Profit before Exceptional Items and Tax Expenses	**317.23**	**227.09**	**660.90**	**407.58**	**1,048.37**
Profit on Sale of Long Term Investments	5.21	28.89	5.21	28.89	28.89
Profit Before Tax Expenses	**322.44**	**255.98**	**666.11**	**436.47**	**1,077.26**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	851.86	823.35	851.86	823.35	825.05
b Cement	2,109.09	2,006.77	2,109.09	2,006.77	2,032.51
c Sponge Iron	445.76	451.36	445.76	451.36	488.50
d Chemicals	203.80	204.02	203.80	204.02	206.54
e Textiles	108.35	110.22	108.35	110.22	109.01
f Others	2.13	2.31	2.13	2.31	2.09
TOTAL	3,720.99	3,598.03	3,720.99	3,598.03	3,663.70
g Unallocated Corporate Capital Employed	3,455.14	2,508.39	3,455.14	2,508.39	2,644.86
TOTAL CAPITAL EMPLOYED	**7,176.13**	**6,106.42**	**7,176.13**	**6,106.42**	**6,308.56**

3. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under:

   Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   Cement - Grey & White Cement
   Sponge Iron - Sponge Iron
   Chemicals - Caustic Soda & Allied Chemicals
   Textiles - Fabric & Yarn

4. During the quarter, total eight investor complaints were received, all of which have been attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

5. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

6. The above results have been reviewed by the Audit Committee, and have been taken on record at the meeting of the Board of Directors held on 28th October, 2004. The limited review, as required under Clause 41 of Listing Agreement, has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 28th October, 2004

Whole-time Director

LODHA & CO.
CHARTERED ACCOUNTANTS
12, Bhagat Singh Marg,
Gole Market,
New Delhi – 110 001.

G.P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
Hamam House,
Ambalal Doshi Marg,
Hamam Street,
Mumbai – 400 023

AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Limited for the Quarter/ Six Months' period ended on September 30, 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For LODHA & CO.,
Chartered Accountants

LODHA & CO. NEW DELHI Chartered Accountants

NARENDRA LODHA
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Place Mumbai
Date 28th October, 2004